FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending February 18, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 18, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

13 February 2003   The Administrators of the GlaxoSmithKline US Retirement
                   Savings Plan ("the Plan") notified GlaxoSmithKline plc on 14
                   February 2003, that as a result of movement in the fund on the 13 February 2003, the number of Ordinary Share ADRs held by the fund had decreased from 18,240,658 to 18,194,259 at an average price of $35.85.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Mr J D Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

14 February 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


14 February 2003      The Administrators of the SmithKline Beecham Employee
                      Benefit Trust ("the  Trust") notified the Company on 17
                      February 2003 that 347,491 Ordinary shares had been transferred from the Trust to participants of the SmithKline Beecham 1991 Share Option Plan.

                       The trust also sold 20,672 ordinary shares on 13 February 2003 at a price of (pound)11.025 per share.

                       The trust also sold 59 ordinary shares on 13
                       February 2003 at a price of (pound)11.04 per share.

                       The trust also sold 142,637 ordinary shares on 13 February 2003 at a price of (pound)11.025 per share.




The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

17 February 2003

                              Director's Interests

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:

Dr J P Garnier          The Administrators of the GlaxoSmithKline US Retirement
                        Savings Plan notified GlaxoSmithKline plc on 17 February
                        2003 that Dr Garnier had increased his interest by 80
                        Ordinary Share ADRs at a price of $36.38 per share on 14
                        February 2003. Dr Garnier was also notified of this change on 17 February 2003.

S M Bicknell
Company Secretary
17 February 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

14 February 2003   The Administrators of the GlaxoSmithKline US Retirement
                   Savings Plan ("the Plan") notified GlaxoSmithKline plc on 17
                   February 2003, that as a result of movement in the fund on the 14 February 2003, the number of Ordinary Share ADRs held by the fund had increased from 18,194,259 to 18,265,581 at an average price of $36.38.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Mr J D Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

17 February 2003